SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 January 2016

John Foley appointed Chief Executive of Prudential UK & Europe

Prudential plc (“Prudential”) announces the appointment of John Foley as Chief Executive of Prudential UK & Europe and as an executive director of Prudential with immediate effect.

Mr Foley was appointed Interim Chief Executive of Prudential UK & Europe in October last year. He was previously Group Investment Director, and has worked as Group Chief Risk Officer and in senior investment and risk management positions since joining Prudential in 2000. Mr Foley retains responsibility for Prudential Capital and Prudential Portfolio Management Group.

Mike Wells, Group Chief Executive of Prudential, said: "John has played a huge role in the Group's success in recent years. He helped to steer the Group through the financial crisis as Chief Risk Officer and has gone on to strengthen our investment oversight as Group Investment Director. I am therefore delighted that he has now agreed to lead Prudential UK & Europe. He will be able to deploy his leadership skills and exceptional knowledge of the investment landscape to provide the best possible outcomes for our shareholders and our millions of customers in the UK."

Paul Manduca, Chairman of Prudential, said: "John has more than 35 years' experience in financial services and an in-depth knowledge of Prudential UK & Europe. His appointment, which followed an internal and external search, demonstrates once again the value of the Board's rigorous succession planning process."

John Foley said: “I am delighted that I am joining the team at Prudential UK & Europe on a permanent basis. I know the business well and look forward to helping it to continue to meet the needs of our millions of customers in the fast-changing UK market.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About John Foley
John William Foley joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. Mr Foley was appointed Group Chief Risk Officer and joined the Prudential plc Board in 2011. In 2013 he was appointed to the new role of Group Investment Director, leaving the Board but remaining a member of the Group Executive Committee. He was appointed as Interim Chief Executive of Prudential UK & Europein October 2015. Before joining Prudential, he spent three years with National Australia Bank as General Manager, Global Capital Markets. Mr Foley began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank.
Age 59.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

Mr Foley's basic salary will be £750,000. He will have a maximum bonus opportunity of 180 per cent of base salary under the Annual Incentive Plan, with 40 per cent of any bonus deferred into the Company's shares. Long-term incentive awards will be 250 per cent of base salary.

Mr Foley has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Shareholding details
Mr Foley has a total beneficial interest in 218,658 Prudential shares; awards over 409,988 Prudential shares subject to performance conditions and an option over 1,777 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

About Prudential plc
Prudential plc, which is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 25 million insurance customers. It has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 January 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group Company Secretary